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As filed with the Securities and Exchange Commission on December 29, 2004

Registration No. 333-120881

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PETROHAWK ENERGY CORPORATION
(Name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	86-0876964 (I.R.S. Employer Identification No.)
1100 Louisiana, Suite 4400 Houston, Texas 77002 (832) 204-2700 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Floyd C. Wilson
President and Chief Executive Officer
1100 Louisiana, Suite 4400
Houston, Texas 77002
(832) 204-2700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Dallas Parker William T. Heller IV Thompson & Knight LLP 333 Clay Street, Suite 3300 Houston, Texas 77002 (713) 654-8111 (713) 654-1871 (Fax)	David S. Elkouri Connie D. Tatum Hinkle Elkouri Law Firm LLC 301 N. Main, Suite 2000 Wichita, Kansas 67202 (316) 267-2000 (316) 264-1518 (Fax)

        Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        CALCULATION OF REGISTRATION FEE

Title of each class securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, $0.001	28,306,450	$8.74	$247,398,373	$31,345.37

(1)
Estimated solely for purposes of calculating the registration fee, based on the average of the high and low prices for our common stock as quoted on the Nasdaq National Market on November 24, 2004, in accordance with Rule 457(c) under the Securities Act of 1933.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 29, 2004

PROSPECTUS

28,306,450 Shares

Common Stock

        This prospectus relates to the offer and sale from time to time of up to an aggregate of 28,306,450 shares of our common stock for the account of the stockholders named in this prospectus. Of the shares covered by this prospectus, 2,500,000 shares are held by a single stockholder and 25,806,450 shares are issuable upon the conversion of our outstanding Series B 8% Automatically Convertible Preferred Stock. A selling stockholder may sell none, some or all of the shares offered by this prospectus. We cannot predict when or in what amounts a selling stockholder may sell any of the shares offered by this prospectus. We will not receive any proceeds from sales by selling security holders.

        On November 23, 2004, we sold 2,580,645 shares of Series B preferred stock to "qualified institutional buyers" in a private offering exempt from registration under the Securities Act of 1933. We entered into a registration rights agreement with the placement agent in the offering in which we agreed, for the benefit of the holders of the Series B preferred stock, to file a registration statement with the U.S. Securities and Exchange Commission with respect to resales of the common stock issued upon the conversion of the Series B preferred stock. We also agreed to use our reasonable best efforts to keep the registration statement effective for two years or such earlier date as all of the common stock issued upon the conversion of the Series B preferred stock has been sold.

        On May 25, 2004, we sold, in part, 2,500,000 shares of our common stock to a single purchaser in a transaction exempt from registration under the Securities Act of 1933. In connection with that transaction, we entered into a registration rights agreement with the purchaser in which we agreed to file a registration statement with respect to resales of the common stock issued to the purchaser.

        Our common stock is quoted on the Nasdaq National Market under the symbol "HAWK." On December 28, 2004 the last reported sales price for our common stock was $8.57 per share.

        Investing in our common stock involves risks. Please read carefully the information under the headings "Risk Factors" beginning on page 3 and "Forward-Looking Statements" on page 28 of this prospectus before you invest in our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                       , 2004

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

TABLE OF CONTENTS

About This Prospectus
The Company
Risk Factors
Use of Proceeds
Description of Petrohawk Capital Stock
Description of 2004 Employee Incentive Plan
Selling Stockholders
Plan of Distribution
Legal Matters
Experts
Appointment of New Auditors
Where You Can Find More Information
Forward-Looking Statements

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process or continuous offering process. Under this shelf registration process, the selling stockholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling stockholders. Each time a selling stockholder sells securities, the selling stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling stockholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under "Where You Can Find More Information."

i

THE COMPANY

        We are an independent energy company engaged in the acquisition, development, production and exploration of natural gas and oil. Our properties are concentrated in the Anadarko, South Texas, Permian Basin, East Texas, Arkoma and Gulf Coast regions. As of July 1, 2004, on a pro forma basis including the recent acquisition of Wynn-Crosby Energy, Inc. and nine of the limited partnerships it managed ("Wynn-Crosby") and the acquisition of properties in the Gulf Coast region from PHAWK, LLC ("PHAWK"), discussed below, we had estimated total net proved reserves of approximately 233 Bcfe, of which approximately 74% were natural gas and approximately 76% were classified as proved developed.

        We have increased our proved reserves and production principally through acquisitions. We focus on properties within our core operating areas that have a significant proved reserve component and which management believes have additional development and exploration opportunities. Through the acquisition of the PHAWK properties, we have also acquired an interest in a number of exploratory drilling prospects defined by 79 square miles of recently reprocessed 3-D seismic data.

        Petrohawk is a Delaware corporation originally organized in Nevada in June 1997 as "Beta Oil & Gas, Inc." Our principal offices are located at 1100 Louisiana Street, Suite 4400, Houston, Texas 77002, telephone number (832) 204-2700, fax number (832) 204-2800, and our website can be found at www.petrohawk.com. Unless specifically incorporated by reference in this prospectus, information that you may find on our website is not part of this prospectus.

Recent Developments

        We have recently completed several transactions:

        Acquisition of Control by PHAWK, LLC.    On May 25, 2004, PHAWK, LLC (formerly known as Petrohawk Energy, LLC), which is owned by affiliates of EnCap Investments, L.P., Liberty Energy Holdings LLC, Floyd C. Wilson and other members of our management, purchased a controlling interest in us for $60 million in cash. The $60 million investment was structured as the purchase by PHAWK of 7.576 million shares of our common stock for $25 million, a $35 million five year 8% subordinated note convertible into approximately 8.75 million shares of our common stock and warrants to purchase 5 million shares of our common stock at a price of $3.30 per share (after giving effect to a one-for-two reverse split of our common stock implemented in May 2004). As of November 17, 2004, PHAWK owned approximately 55% of our outstanding common stock, or approximately 77% assuming the exercise and conversion of all securities purchased by it in May 2004. After giving effect to the conversion of the Series B preferred stock into common stock, PHAWK will own approximately 19% of our outstanding common stock, or approximately 40% assuming the exercise and conversion of all securities purchased by it in May 2004. In connection with the investment by PHAWK, Mr. Wilson was named our Chairman, President and Chief Executive Officer, our board of directors and other management was changed, and our corporate offices were relocated from Tulsa, Oklahoma to Houston, Texas. Also, at our annual stockholders meeting held July 15, 2004, our stockholders approved changing the name of the company to Petrohawk Energy Corporation (from Beta Oil & Gas, Inc.), reincorporating the company in Delaware, and the adoption of new stock option plans.

        Acquisition of PHAWK Properties.    On August 11, 2004, we acquired from PHAWK certain oil and gas properties in the Breton Sound area, Plaquemines Parish, Louisiana and in the West Broussard field in Lafayette Parish, Louisiana having approximately 2.9 Bcfe of estimated proved reserves. This purchase included the acquisition of 79 square miles of recently reprocessed 3-D seismic data and a 25% working interest in eight leased drilling prospects covering 2,528 gross acres in the Breton Sound/Main Pass area as well as two producing wells, pipelines and associated production facilities in Breton Sound Blocks 11 and 23. A 14% working interest (approximately 10% net revenue interest) was acquired in the Montesano #1 well in the West Broussard field. The Montesano #1 well was placed on production in August 2004. The purchase price for all of the proved reserves, seismic data, undeveloped acreage, pipelines, production facility and other assets was $8.5 million in cash. The effective date of the acquisition was June 1, 2004 and the effects of this transaction were first reported in our results for the quarter ended September 30, 2004.

        Acquisition of Wynn-Crosby.    On November 23, 2004, we acquired Wynn-Crosby Energy, Inc. and nine of the limited partnerships it managed for a purchase price of approximately $422 million in cash after closing adjustments (the "Acquisition" or "Wynn-Crosby").

        In connection with the Acquisition, Netherland, Sewell & Associates, Inc., our independent petroleum engineering consultants, evaluated the proved reserves associated with working interest properties, and our reserve engineers evaluated proved reserves associated with royalty interest properties, resulting in approximately 200 Bcfe of total estimated proved reserves at July 1, 2004. Additionally, 74% of the proved reserves are natural gas and 75% are classified as proved developed. Approximately 60% of the working interest proved reserves are operated.

        The properties we acquired in the Acquisition are primarily located in the South Texas, East Texas, Anadarko, Arkoma and Permian Basin regions. Production for the six months ending June 30, 2004 averaged approximately 48 Mmcfe per day. The reserves-to-production ratio for these properties is estimated to be approximately 12 years.

        The acquired properties include approximately 75,000 net undeveloped acres in the Arkoma Basin in Arkansas, as well as what we believe to be significant exploration opportunities in South Louisiana, South Texas and the Anadarko Basin.

        Major properties in the Wynn-Crosby asset base include interests in La Reforma, a significant Vicksburg formation field in South Texas, the Dry Hollow and Provident City fields in the Wilcox trend of Lavaca County, Texas, and the Los Indios, Nabors, Ann Mag and McAllen Ranch fields in South Texas. In the East Texas basin, significant properties include interests in the South Carthage, North Beckville and Blocker fields. Other key properties include interests in the Waddell Ranch, Teague and ROC fields in the Permian Basin, the Kinta, Cedars, and Pine Hollow fields in the Arkoma Basin and the Lipscomb and Eakly-Weatherford fields in the Anadarko Basin.

        Credit Facilities.    In connection with the Acquisition, we entered into a new revolving credit facility and a new second lien term loan facility, with BNP Paribas as the lead bank and administrative agent. The revolving credit facility is in the amount of $400 million, with an initial borrowing base of $200 million. $160 million was drawn on the revolving credit facility at the closing of the Acquisition. Borrowings under the facility are secured by a first priority lien on substantially all of our assets. The revolving credit facility contains customary financial and other covenants. The facility matures on November 23, 2008. The second lien facility is in the amount of $50 million and was fully drawn at the closing of the Acquisition. Borrowings under the second lien facility are secured by a second priority lien on substantially all of the assets securing the revolving credit facility. The second lien facility matures on February 24, 2009.

        Series B Preferred Stock Offering.    In connection with the Acquisition, on November 23, 2004 we issued and sold 2,580,645 shares of Series B 8% Automatically Convertible Preferred Stock for $77.50 per share, for an aggregate offering amount of approximately $200 million. We received approximately $185 million in net proceeds from the offering. The Series B preferred stock was offered and sold pursuant to the private placement exception from registration provided in Regulation D, Rule 506, under Section 4(2) of the Securities Act of 1933, as amended (the "Act"). Each share of Series B preferred stock will automatically convert into ten shares of our common stock on the day following the 20th day after we mail an information statement to our stockholders notifying them that our majority stockholder has consented to the issuance of common stock upon conversion of the Series B preferred stock as required under NASDAQ Marketplace Rules. On October 29, 2004, PHAWK, LLC, our majority stockholder prior to the conversion of the Series B preferred stock, consented to the conversion of the shares of Series B common stock into shares of our common stock. If conversion has not occurred on or before March 31, 2005, holders of the Series B preferred stock are entitled to receive quarterly dividends accruing from the date of initial issuance at a rate of 8% per annum.

RISK FACTORS

        In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to our company and our common stock should be considered carefully before making an investment decision.

Risk Factors Relating to Our Business

        Oil and natural gas prices are volatile, and low prices could have a material adverse impact on our business.

        Our revenues, profitability and future growth and the carrying value of our properties depend substantially on prevailing oil and natural gas prices. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we will be able to borrow under our revolving credit facility will be subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that we can economically produce and have an adverse effect on the value of our properties.

        Prices for oil and natural gas have increased significantly over the past twelve months. Historically, the markets for oil and natural gas have been volatile, and they are likely to continue to be volatile in the future. Among the factors that can cause volatility are:

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  the domestic and foreign supply of oil and natural gas;

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  the ability of members of the Organization of Petroleum Exporting Countries and other producing countries to agree upon and maintain oil prices and production levels;

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  political instability, armed conflict or terrorist attacks, whether or not in oil or natural gas producing regions;

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  the level of consumer product demand;

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  the growth of consumer product demand in emerging markets, such as China;

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  labor unrest in oil and natural gas producing regions;

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  weather conditions;

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  the price and availability of alternative fuels;

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  the price of foreign imports;

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  worldwide economic conditions; and

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  the availability of liquid natural gas imports.

        These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas.

        We may not be able to replace production with new reserves through our drilling or acquisition activities.

        In general, the volume of production from oil and natural gas properties declines as reserves are depleted. Our reserves will decline as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration activities. Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves. However, we cannot assure you that our future acquisition, development and exploration activities will result in any specific amount of additional proved reserves or that we will be able to drill productive wells at acceptable costs.

        The successful acquisition of producing properties requires an assessment of a number of factors. These factors include recoverable reserves, future oil and natural gas prices, operating costs and potential environmental and other liabilities, title issues and other factors. Such assessments are inexact and their accuracy is inherently uncertain. In connection with such assessments, we perform a review of the subject properties that we believe is thorough. However, there is no assurance that such a review will reveal all existing or potential problems or allow us to fully assess the deficiencies and capabilities of such properties. We cannot assure you that we will be able to acquire properties at acceptable prices because the competition for producing oil and natural gas properties is particularly intense at this time and many of our competitors have financial and other resources which are substantially greater than those available to us.

        Our bank lenders can limit our borrowing capabilities, which may materially impact our operations.

        As of September 30, 2004, after giving pro forma effect to the application of the net proceeds of the private placement of the Series B preferred stock and borrowings under our new credit facilities to fund the acquisition of Wynn-Crosby, our bank debt was $210 million and we had approximately $40 million of cash and additional available borrowing capacity under our bank revolving credit facility. The borrowing base limitation under our revolving credit facility is semi-annually redetermined. Redeterminations are based upon a number of factors, including commodity prices and reserve levels. The next redetermination date is expected to occur in May 2005. Upon a redetermination, we could be required to repay a portion of our bank debt. We may not have sufficient funds to make such repayments, which could result in a default under the terms of the loan agreement and an acceleration of the loan. We intend to finance our development, acquisition and exploration activities with cash flow from operations, bank borrowings and other financing activities. In addition, we may significantly alter our capitalization in order to make future acquisitions or develop our properties. These changes in capitalization may significantly increase our level of debt. If we incur additional debt for these or other purposes, the related risks that we now face could intensify. A higher level of debt also increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of debt depends on our future performance which is affected by general economic conditions and financial, business and other factors. Many of these factors are beyond our control. Our level of debt affects our operations in several important ways, including the following:

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  a portion of our cash flow from operations is used to pay interest on borrowings;

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  the covenants contained in the agreements governing our debt limit our ability to borrow additional funds, pay dividends, dispose of assets or issue shares of preferred stock and otherwise may affect our flexibility in planning for, and reacting to, changes in business conditions;

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  a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;

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  a leveraged financial position would make us more vulnerable to economic downturns and could limit our ability to withstand competitive pressures; and

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  any debt that we incur under our revolving credit facility will be at variable rates which makes us vulnerable to increases in interest rates.

        Our ability to finance our business activities will require us to generate substantial cash flow.

        Our business activities require substantial capital. We have budgeted total capital expenditures for 2005 of approximately $60 million. We intend to finance our capital expenditures in the future through cash flow from operations, the incurrence of additional indebtedness and/or the issuance of additional equity securities. We cannot be sure that our business will continue to generate cash flow at or above current levels. Future cash flows and the availability of financing will be subject to a number of variables, such as:

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  the level of production from existing wells;

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  prices of oil and natural gas;

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  our results in locating and producing new reserves;

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  the success and timing of development of proved undeveloped reserves; and

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  general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

        If we are unable to generate sufficient cash flow from operations to service our debt, we may have to obtain additional financing through the issuance of debt and/or equity. We cannot be sure that any additional financing will be available to us on acceptable terms. Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing stockholders. The level of our debt financing could also materially affect our operations.

        If our revenues were to decrease due to lower oil and natural gas prices, decreased production or other reasons, and if we could not obtain capital through our revolving credit facility or otherwise, our ability to execute our development and acquisition plans, replace our reserves or maintain production levels could be greatly limited.

        Drilling wells is speculative, often involves significant costs and may not result in additions to our production or reserves.

        Developing and exploring for oil and natural gas reserves involves a high degree of operating and financial risk. The actual costs of drilling, completing and operating wells often exceed our budget for such costs and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages, mechanical difficulties, and faulty assumptions about geological features. Moreover, the drilling of a productive oil or natural gas well does not ensure a profitable investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, including geological and market-related, can cause a well to become uneconomical or only marginally economic. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

        Estimates of oil and natural gas reserves are uncertain and any material inaccuracies in these reserve estimates will materially affect the quantities and the value of our reserves.

        This prospectus and the information incorporated by reference contains estimates of our proved oil and natural gas reserves and the estimated future net revenues from such reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir.

        Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those estimated. Any significant variance could materially affect the estimated quantities and the value of our reserves. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

        At July 1, 2004, on a pro forma basis for the Acquisition and the acquisition of properties from PHAWK, approximately 24% of our estimated proved reserves were undeveloped. Estimates of undeveloped reserves are less certain than estimates of developed reserves. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of these oil and natural gas reserves and the costs associated with development of these reserves in accordance with SEC regulations, we cannot assure you that the estimated costs or estimated reserves are accurate, that development will occur as scheduled or that the actual results will be as estimated.

        In addition, you should not construe our estimate of discounted future net revenues as the current market value of the estimated oil and natural gas reserves attributable to our properties. We have based the estimated discounted future net cash flows from proved reserves on prices and costs as of the date of the estimate, in accordance with applicable SEC regulations, whereas actual future prices and costs may be materially higher or lower. Many factors will affect actual future net cash flow, including:

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  prices of oil and natural gas;

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  the amount and timing of actual production;

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  the cost, timing and success in developing proved undeveloped reserves;

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  supply and demand for oil and natural gas;

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  curtailments or increases in consumption by oil and natural gas purchasers; and

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  changes in governmental regulations or taxation.

        The timing of the production of oil and natural gas properties and of the related expenses affect the timing of actual future net cash flow from proved reserves and, thus, their actual value. In addition, the 10% discount factor, which is used to calculate discounted future net revenues for reporting purposes, is not necessarily the most appropriate discount factor given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

        We depend on the skill, ability and decisions of third party operators to a significant extent.

        We operate approximately 60% of our pro forma working interest estimated proved reserves. The success of the drilling, development and production of the oil and natural gas properties in which we have or expect to have a non-operating working interest is substantially dependent upon the decisions of such third-party operators and their diligence to comply with various laws, rules and regulations affecting such properties. The failure of any third-party operator to

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  make decisions,

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  perform their services,

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  discharge their obligations,

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  deal with regulatory agencies, and

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  comply with laws, rules and regulations, including environmental laws and regulations in a proper manner with respect to properties in which we have an interest could result in material adverse consequences to our interest in such properties, including substantial penalties and compliance costs. Such adverse consequences could result in substantial liabilities to us or reduce the value of our properties, which could negatively affect our results of operations.

        We depend substantially on the continued presence of key personnel for critical management decisions and industry contacts.

        Our management team changed significantly with PHAWK's investment in May 2004. We have six new directors, all new management, and many new technical personnel. Our future performance will be substantially dependent on retaining key members of this group. The loss of the services of any of our executive officers or other key employees for any reason could have a material adverse effect on our business, operating results, financial condition and cash flows. We currently do not have employment agreements with any of our employees.

        Our business is highly competitive.

        The oil and natural gas industry is highly competitive in many respects, including identification of attractive oil and natural gas properties for acquisition, drilling and development, securing financing for such activities and obtaining the necessary equipment and personnel to conduct such operations and activities. In seeking suitable opportunities, we compete with a number of other companies, including large oil and natural gas companies and other independent operators with greater financial resources, larger numbers of personnel and facilities, and, in some cases, with more expertise. There can be no assurance that we will be able to compete effectively with these entities.

        Hedging transactions may limit our potential gains.

        In order to manage our exposure to price risks in the marketing of our oil and natural gas production, from time to time we enter into oil and natural gas price hedging arrangements with respect to a portion of our expected production. While intended to reduce the effects of volatile oil and natural gas prices, such transactions may limit our potential gains and increase our potential losses if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of loss in certain circumstances, including instances in which:

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  our production is less than expected;

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  there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

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  the counterparties to our hedging agreements fail to perform under the contracts.

        Our oil and natural gas activities are subject to various risks which are beyond our control.

        Our operations are subject to many risks and hazards incident to exploring and drilling for, producing, transporting, marketing and selling oil and natural gas. Although we may take precautionary measures, many of these risks and hazards are beyond our control and unavoidable under the circumstances. Many of these risks or hazards could materially and adversely affect our revenues and expenses, the ability of certain of our wells to produce oil and natural gas in commercial quantities, the rate of production and the economics of the development of, and our investment in the prospects in which we have or will acquire an interest. Any of these risks and hazards could materially and adversely affect our financial condition, results of operations and cash flows. Such risks and hazards include:

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  human error, accidents, labor force and other factors beyond our control that may cause personal injuries or death to persons and destruction or damage to equipment and facilities;

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  blowouts, fires, hurricanes, pollution and equipment failures that may result in damage to or destruction of wells, producing formations, production facilities and equipment;

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  unavailability of materials and equipment;

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  engineering and construction delays;

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  unanticipated transportation costs and delays;

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  unfavorable weather conditions;

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  hazards resulting from unusual or unexpected geological or environmental conditions;

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  environmental regulations and requirements;

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  accidental leakage of toxic or hazardous materials, such as petroleum liquids or drilling fluids, into the environment;

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  changes in laws and regulations, including laws and regulations applicable to oil and gas activities or markets for the oil and natural gas produced;

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  fluctuations in supply and demand for oil and gas causing variations of the prices we receive for our oil and natural gas production; and

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  the internal and political decisions of OPEC and oil and natural gas producing nations and their impact upon oil and gas prices.

        As a result of these risks, expenditures, quantities and rates of production, revenues and cash operating costs may be materially adversely affected and may differ materially from those anticipated by us.

        Governmental and environmental regulations could adversely affect our business.

        Our business is subject to federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and natural gas and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste, unitization and pooling of properties and other matters. These laws and regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning our oil and natural gas wells and other facilities. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production, could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues.

        Our operations are also subject to complex environmental laws and regulations adopted by the various jurisdictions in which we have or expect to have oil and natural gas operations. We could incur liability to governments or third parties for any unlawful discharge of oil, natural gas or other pollutants into the air, soil or water, including responsibility for remedial costs. We could potentially discharge these materials into the environment in any of the following ways:

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  from a well or drilling equipment at a drill site;

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  from gathering systems, pipelines, transportation facilities and storage tanks;

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  damage to oil and natural gas wells resulting from accidents during normal operations; and

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  blowouts, hurricanes, cratering and explosions.

        Because the requirements imposed by laws and regulations are frequently changed, we cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect our business. In addition, because we acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage caused by the former operators.

        We cannot be certain that the insurance coverage maintained by us will be adequate to cover all losses which may be sustained in connection with all oil and gas activities.

        We maintain general and excess liability policies, which we consider to be reasonable and consistent with industry standards. These policies generally cover:

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  personal injury;

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  bodily injury;

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  third party property damage;

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  medical expenses;

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  legal defense costs;

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  pollution in some cases;

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  well blowouts in some cases; and

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  workers compensation.

        There can be no assurance that this insurance coverage will be sufficient to cover every claim made against us in the future. A loss in connection with our oil and natural gas properties could have a materially adverse effect on our financial position and results of operation to the extent that the insurance coverage provided under our policies cover only a portion of any such loss.

        Title to the properties in which we have an interest may be impaired by title defects.

        We generally obtain title opinions on significant properties that we drill or acquire. However, there is no assurance that we will not suffer a monetary loss from title defects or failure. Generally, under the terms of the operating agreements affecting our properties, any monetary loss is to be borne by all parties to any such agreement in proportion to their interests in such property. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

        We may not successfully integrate the operations of the properties we acquire or achieve the benefits we are seeking from acquisitions.

        We have grown primarily through acquisitions. Our success will partially depend upon the integration of the operations of Wynn-Crosby and our ability to retain and timely employ personnel necessary to augment our staff in a competitive environment. Our management team does not have experience with the combined activities of Petrohawk and Wynn-Crosby. We may not be able to integrate these operations without loss of revenues, increases in operating or other costs, or other difficulties. In addition, we may not be able to realize the operating efficiencies and other benefits sought from the acquisition of Wynn-Crosby or from other acquisitions we may pursue.

Risks Relating to Common Stock

        One existing stockholder owns a significant percentage of common stock in our company, which could limit your ability to influence the outcome of stockholder votes.

        PHAWK owns approximately 19% of our common stock outstanding as of the date hereof after conversion of the Series B preferred stock and would own approximately 40% of our then outstanding common stock if the convertible subordinated note and related warrants owned by it were converted and exercised. In addition, six current members of our board of directors have a direct or indirect ownership interest in PHAWK. As a result, PHAWK has, and can be expected to have, a significant voice in our affairs, in the outcome of stockholder voting concerning the election of directors, the adoption or amendment of provisions in our charter and bylaws, the approval of mergers and other significant corporate transactions.

        Future sales of our common stock by our existing stockholders may depress our stock price.

        As of the date of this prospectus, approximately 13.95 million shares of our common stock are outstanding, together with outstanding options, warrants and convertible securities representing the right to purchase up to 41.5 million shares. The registration statement of which this prospectus is a part relates to 28,306,450 shares of our common stock, which, upon the conversion of our Series B preferred stock and the issuance of the underlying shares of common stock related thereto, will be approximately 71% of our issued and outstanding common stock as of the date hereof. 2.75 million shares of common stock underlying certain warrant agreements, employee stock option plans and director stock option plans have been registered by us and we may register additional shares underlying these or other plans in the future. All of the common stock covered by these registration statements may be sold by the selling security holders in market transactions from time to time. Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline.

        We have not paid, and do not anticipate paying, any dividends on our common stock in the foreseeable future.

        We have never paid any cash dividends on our common stock. We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock. Holders of our Series A 8% Cumulative Preferred Stock (the "Series A Preferred Stock") are entitled to receive cumulative dividends at the annual rate of $0.74 per share when and as declared by our board of directors. Holders of our Series B preferred stock will be entitled to receive cumulative dividends at the annual rate of 8% per share if the Series B preferred stock is not converted into shares of common stock on or before March 31, 2005. No dividends may be paid on Series B preferred stock or our common stock unless all cumulative dividends due on all of our Series A preferred stock have been declared and paid. Our existing revolving credit facility restricts our ability to pay cash dividends on our preferred stock and common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that restrict our ability to declare cash dividends on our preferred stock and common stock.

        You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock.

        We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our present stockholders. We are currently authorized to issue 50 million shares of common stock and 5 million shares of preferred stock with such designations, preferences and rights as determined by our board of directors. We plan to increase our authorized shares of common stock to 75 million as discussed in "Description of Petrohawk Capital Stock—Authorized Capital Stock." As of the date of this prospectus, approximately 13.95 million shares of common stock are outstanding, and approximately 41.5 million shares of common stock are issuable upon conversion or exercise of outstanding options, warrants, Series A preferred stock, Series B preferred stock and other convertible securities. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, future private placements of our securities for capital raising purposes, or for other business purposes. The number of shares that can be issued under our 2004 Employee Incentive Plan is 2,750,000, as discussed in "Description of 2004 Employee Incentive Plan—Authorized Shares." Any such issuance would further dilute the interests of our existing stockholders.

        The trading price of our common stock may be volatile.

        The trading price of our shares of common stock has from time to time fluctuated widely and in the future may be subject to similar fluctuations. The trading price may be affected by a number of factors including the risk factors set forth herein as well as our operating results, financial condition, drilling activities and general conditions in the oil and natural gas exploration and development industry, the economy, the securities markets and other events. In recent years broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock. These fluctuations may have an extremely negative effect on the market price of our common stock.

        Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

        The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. The provisions in our certificate of incorporation and bylaws that could delay or prevent an unsolicited change in control of our company include a staggered board of directors, board authority to issue preferred stock, and advance notice provisions for director nominations or business to be considered at a stockholder meeting. In addition, Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

USE OF PROCEEDS

        This prospectus relates to the offer and sale from time to time of up to an aggregate of 28,306,450 shares of common stock for the account of the selling stockholders referred to in this prospectus. We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders. Please read "Selling Stockholders" for a list of the persons receiving proceeds from the sale of the common stock covered by this prospectus.

DESCRIPTION OF PETROHAWK CAPITAL STOCK

        Set forth below is a description of the material terms of our capital stock. However, this description is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are have been filed with the SEC and are incorporated by reference into this registration statement. Please read "Where You Can Find More Information." You should also be aware that the summary below does not give full effect to the provisions of statutory or common law which may affect your rights as a stockholder.

Authorized Capital Stock

        Pursuant to our certificate of incorporation, we are authorized to issue an aggregate of 50 million shares of common stock, par value of $0.001 per share, and 5 million shares of preferred stock, par value $0.001 per share. On November 26, 2004, we had approximately 13.95 million shares of common stock, 598,271 shares of Series A preferred stock, and 2,508,645 shares of Series B preferred stock outstanding.

        On November 19, 2004, PHAWK, LLC, the holder of a majority of our voting securities consented to an amendment to our certificate of incorporation to increase our authorized shares of common stock to 75 million shares in connection the offering of our Series B preferred stock which was closed on November 23, 2004. The amendment will be effective on the day following the twentieth day after we mail an information statement to our stockholders notifying them of the action taken by the consent.

        Selected provisions of our organizational documents are summarized below, however, you should read the organizational documents, which are filed as exhibits to our periodic filings with the SEC and incorporate herein by reference, for other provisions that may be important to you. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.

Common Stock

        Voting rights.    Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Stockholders do not have the right to cumulate their votes in the election of directors.

        Dividends, distributions and stock splits.    Holders of common stock are entitled to receive dividends if, as and when such dividends are declared by the board of directors out of assets legally available therefore after payment of dividends required to be paid on shares of preferred stock, if any. Our new credit facilities restrict our ability to pay cash dividends.

        Liquidation.    In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of debts and other liabilities and making provision for any holders of its preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of common stock.

        Fully paid.    All shares of common stock outstanding are fully paid and nonassessable.

        Other rights.    Holders of common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.

Preferred Stock

        Our board of directors has the authority to issue up to 5 million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. One of the effects of undesignated preferred stock may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of Petrohawk by means of a tender offer, proxy contest, merger or otherwise, and as a result to protect the continuity of our management. The issuance of shares of the preferred stock by the board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by Petrohawk may rank superior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

Series A preferred stock

        Our Series A preferred stock entitles holders of such shares to the right to receive quarterly dividends of 8% per annum. The following discussion summarizes some, but not all, of the provisions of the certificate of designation governing the Series A preferred stock. We urge you to read the certificate of designation, because it, and not this description, defines the rights of holders of the Series A preferred stock. A copy of the certificate of designation governing the Series A preferred stock is filed as Exhibit 3.1 to our Form 8-K filed with the SEC on July 3, 2001 and is incorporated by referenced in this prospectus.

        Ranking.    The Series A preferred stock ranks senior to the Series B preferred stock, common stock and any other series of our stock with respect to dividend rights and rights upon liquidation, dissolution or winding up.

        Dividend Rights.    Each holder of the Series A preferred stock is entitled to receive cumulative dividends at an annual rate of 8% of the liquidation value per share of Series A preferred stock, or $0.74 per year. The dividends are cumulative from the original issue date of the Series A preferred stock, whether or not in any period we were legally permitted to pay such dividends or such dividends were declared. Dividends are payable quarterly, within 15 days of the end of the calendar quarters ending March 31, June 30, September 30 and December 31 of each year.

        We may not declare or pay any dividend or other distribution to holders of common stock, Series B preferred stock, or any other class or series of our stock, unless all accrued and unpaid dividends on the Series A preferred stock have been paid or declared and set apart for payment.

        Liquidation Rights.    Upon any liquidation, dissolution or winding up, no distribution will be made to any holders of Series B preferred stock, common stock or any other series of our stock, unless the holders of our Series A preferred stock have received an amount equal to $9.25 per share, plus any accrued but unpaid dividends and cumulated dividends, an amount we refer to as the liquidation preference. The following transactions will not be deemed to be a liquidation, dissolution or winding up for purposes of determining the rights of holders of the Series A preferred stock (so long as the holders of Series A preferred stock have essentially equivalent rights following any such transaction, as determined by our board of directors in the reasonable exercise of its discretion):

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  our consolidation or merger with or into any other corporation or corporations,

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  a sale of all or substantially all of our assets, or

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  a series of related transactions in which more than 50% of our voting power is disposed of.

        Any other reorganization, consolidation, merger or sale will be deemed to be a liquidation and entitle the holders of the Series A preferred stock to a liquidation preference.

        Conversion.    The Series A preferred stock is convertible into common stock at the option of a holder at any time. In addition, the Series A preferred stock automatically converts into common stock effective on the first trading day after the reported high selling price for our common stock is at least 150% of the initial liquidation price, or $13.875 per share, for any 10 trading days. After giving effect to a one-for-two reverse split of our common stock implemented in May 2004, the Series A preferred stock is convertible at a rate of one-half share of common stock for each share of Series A preferred stock converted. The conversion rate is subject to adjustment in certain circumstances, including stock splits or combinations of our common stock.

        The holder of any shares of Series A preferred stock may exercise the conversion right by surrendering to us or the transfer agent the certificate or certificates for the shares to be converted, though in the case of an optional conversion, the holder must first give us notice that such holder elects to convert. We will deliver to such holder the certificate or certificates for the number of shares of our common stock to which the holder is entitled. In the case of an optional conversion, conversion will be deemed to have been effected immediately prior to the close of business on the day we receive notice of conversion; otherwise, conversion will be deemed to have occurred at the close of business on the day the automatic conversion occurs.

        No fractional shares of common stock will be issued upon conversion of shares of Series A preferred stock. All shares, including fractional shares, of common stock issuable to a holder of Series A preferred stock will be aggregated. If after such aggregation, the conversion would result in the issuance of a fractional share of our common stock, the fraction will be rounded up or down to the nearest whole number of shares.

        Upon any reorganization or reclassification of our capital stock or any consolidation or merger of us with or into another company or any sale of all or substantially all of our assets to another company, and if such transaction is not treated as a liquidation, dissolution or winding up, we or such successor entity, as the case may be, will make appropriate provision so that each share of Series A preferred stock then outstanding will be convertible into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale, reclassification, change or conveyance by a holder of the number of shares of common stock into which such share of Series A preferred stock might have been converted immediately before such transaction, subject to such adjustment which will be as nearly equivalent as may be practicable to the adjustments described above. These provisions will similarly apply to successive consolidations, mergers, conveyances or transfers.

        Redemption.    We have the unilateral right to redeem all or any of the outstanding Series A preferred stock from the date of issuance; however, we must pay a premium for any shares of Series A preferred stock redeemed on or before June 2006. The holders of the Series A preferred stock will be entitled to a liquidation preference equal to the stated value of the Series A preferred stock plus any unpaid and accrued dividends through the date of any liquidation or dissolution. At September 30, 2004, the liquidation preference was approximately $5.7 million.

        We may purchase shares of Series A preferred stock from the holders of such shares on such terms as may be agreeable among the holders and us, so long as we are not in default of our obligations to holders of Series A preferred stock, and any such purchase does not adversely affect other holders of outstanding Series A preferred stock.

        Consent Rights and Voting Rights.    We must receive the approval of the holders of a majority of the Series A preferred stock to undertake any of the following:

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  modify our certificate of incorporation or bylaws so as to amend or change any of the rights, preferences or privileges of, or applicable to, the Series A preferred stock;

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  authorize or issue any other preferred equity security senior to any of the rights or preferences applicable to the Series A preferred stock; or

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  purchase or otherwise acquire for value any of our common stock or other equity security while there exists any arrearages in the payment of dividends to the holders of the Series A preferred stock.

        The holders of our Series A preferred stock may vote with the holders of our common stock on all matters presented to the stockholders for a vote. Each holder of our Series A preferred stock is entitled to a number of votes on any matter equal to the whole number of shares of our common stock into which one share of our Series A preferred stock is convertible as of the record date for any vote by our stockholders.

Series B Preferred Stock

        Each share of Series B preferred stock will automatically convert into ten shares of common stock on the day following the occurrence of certain events described below. If conversion has not occurred on or before March 31, 2005, holders of the Series B preferred stock are entitled to receive quarterly dividends accruing from the date of initial issuance at a rate of 8% per annum. The following discussion summarizes some, but not all, provisions of the certificate of designation governing the Series B preferred stock. We urge you to read the certificate of designation, because it, and not this description, defines the rights of holders of the Series B preferred stock. A copy of the certificate of designation governing the Series B preferred stock is filed as Exhibit 10.4 to our Form 8-K filed with the SEC on November 24, 2004 and is incorporated by referenced in this prospectus.

        Ranking.    The Series B preferred stock ranks, with respect to dividend rights and rights upon liquidation, dissolution or winding up:

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  junior to our Series A preferred stock, and any other class or series of stock that has terms providing that such class or series will rank senior to the Series B preferred stock;

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  on parity with any other class or series of stock that has terms which provide that such class or series will rank on a parity with the Series B preferred stock; and

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  senior to our common stock, and each other class or series of stock that has terms providing that such class or series will rank junior to the Series B preferred stock.

        Dividend Rights.    No dividends will be payable on the Series B preferred stock if automatic conversion occurs on or before March 31, 2005. However, if the Series B preferred stock has not been converted into common stock on or before March 31, 2005, then each holder of Series B preferred stock will be entitled to receive cumulative dividends at an annual rate of 8% of the initial liquidation price per share from the date of issuance. The dividends will be cumulative from the original issue date of the Series B preferred stock, whether or not in any period we were legally permitted to pay such dividends or such dividends were declared.

        Dividends will be payable quarterly, within 15 days of the end of the calendar quarters ending March 31, June 30, September 30 and December 31 of each year, to holders of record as they appear in our stock records at the close of business on the tenth business day immediately preceding the respective dividend payment date, or such other record date as may be fixed by our board of directors in advance of a dividend payment date. Dividends payable on shares of Series B preferred stock for any period other than a full quarterly period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

        We will not, without the prior consent of the holders of a majority of the Series B preferred stock voting as a separate class, declare or pay any dividend or distribution, whether in liquidation or otherwise, or purchase, redeem or otherwise acquire for value prior to its stated maturity, to holders of:

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  any junior securities, or

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  any parity securities, unless such dividend or distribution is allocated (i) to pay all accrued and unpaid dividends on the Series B preferred stock and parity securities, pro rata, based on the unpaid amount thereof, if there are any accrued and unpaid dividends on the Series B preferred stock or such parity securities, and (ii) to pay the holders of Series B preferred stock and the parity securities, pro rata based on their respective liquidation preferences, if there are no accrued and unpaid dividends on the Series B preferred stock or such parity securities.

        Accrued and unpaid dividends on the Series B preferred stock that remain unpaid as of a quarterly dividend payment date will accrue additional dividends at a rate of 12% per annum until paid.

        Liquidation Rights.    Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of Series B preferred stock will be entitled to receive a liquidation preference equal to the original issuance price, plus accrued and unpaid dividends, before any payment or distribution is made to holders of common stock or other junior securities. If, upon our voluntary or involuntary liquidation, dissolution or winding up, the amounts payable with respect to shares of Series B preferred stock and all other parity securities are not paid in full, the holders of shares of Series B preferred stock and the holders of the parity securities will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and the amount equal to all accrued and unpaid dividends to which each such holder is entitled.

        Unless the holders of two-thirds of the outstanding Series B preferred stock agree otherwise, each of the following events would be deemed a liquidation, dissolution or winding up for purposes of determining the rights of holders of Series B preferred stock:

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  the sale of substantially all of our assets (or our agreement to do so);

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  our merger or consolidation with another entity in certain circumstances (or our approval or agreement to do so);

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  the acquisition by any person or group at least 35% of the voting power of our equity securities; or

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  our offering for cash of junior securities.

        Conversion.    The Series B preferred stock is automatically convertible into common stock on the day following the twentieth day after we mail an information statement to our stockholders notifying them that our majority stockholder has consented to the issuance of common stock upon conversion of the Series B preferred stock. We intend to file, substantially contemporaneously herewith, a preliminary information statement with the SEC and to use our best efforts to transmit to common stockholders as soon thereafter as practicable a definitive information statement.

        Initially, each share of Series B preferred stock will convert into ten shares of common stock. The initial conversion rate is subject to adjustment in certain circumstances, including stock splits, stock dividends, rights offerings, or combinations of our common stock. Upon automatic conversion of the Series B preferred stock, we will pay all accrued and unpaid dividends, if any, and the holders will surrender to us or the transfer agent the certificate or certificates for the shares to be converted. We will deliver to such holder the certificate or certificates for the number of shares of our common stock to which the holder is entitled.

        No fractional shares of common stock will be issued upon conversion of shares of Series B preferred stock. All shares, including fractional shares, of common stock issuable to a holder of Series B preferred stock will be aggregated. If after such aggregation, the conversion would result in the issuance of a fractional share of common stock, the fraction will be rounded up or down to the nearest whole number of shares.

        Upon any reorganization or reclassification of our capital stock or any consolidation or merger with or into another company or any sale of all or substantially all of our assets to another company (if such transaction is not treated as a liquidation, dissolution or winding up), we or such successor entity, as the case may be, will make appropriate provision so that each share of Series B preferred stock then outstanding will be convertible into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale, reclassification, change or conveyance by a holder of the number of shares of common stock into which such share of Series B preferred stock might have been converted immediately before such transaction, subject to such adjustment which will be as nearly equivalent as may be practicable to the adjustments described above. These provisions will similarly apply to successive consolidations, mergers, conveyances or transfers.

        Redemption.    We are required to redeem all of the outstanding Series B preferred stock 91 days following the initial maturity date of our new senior revolving credit facility, if automatic conversion has not occurred. We will notify holders of record of Series B preferred stock upon the occurrence of such event, and the redemption must occur within 30 days following such event. Upon redemption, each holder of Series B preferred stock will be entitled to receive upon surrender of Series B preferred stock certificates cash in the amount of the liquidation preference, including all accrued and unpaid dividends through the date of redemption.

        Consent Rights and Voting Rights.    The holders of the Series B preferred stock generally have no consent or voting rights except as required by law or described below. If the automatic conversion has not occurred by the earlier of the record date for our annual meeting of stockholders for 2005 or August 31, 2005, the holders of the Series B preferred stock, voting separately as a class, will be entitled to elect two additional members to our board of directors.

        We may not, without the approval of holders of two-thirds of our Series B preferred stock, undertake any of the following:

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  amend, alter, waive, repeal or modify (whether by merger, consolidation or otherwise) any provision of our certificate of incorporation (including any filing or amending of a certificate of designation for any senior security or parity security) or bylaws so as to adversely affect or otherwise impair any of the rights, preferences, privileges, qualifications, limitations or restrictions of, or applicable to, our Series B preferred stock;

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  authorize, issue or increase the authorized amount of any class of senior securities (other than issuing shares of the Series A authorized but unissued as of the date hereof) or parity securities;

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  increase or decrease (other than by redemption or conversion) the authorized number of shares of our Series B preferred stock;

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  liquidate, dissolve or wind up in any form of transaction; or

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  enter into any agreement regarding, or any transaction or series of transactions resulting in, a change of control before June 30, 2005, and thereafter unless provision is made in the agreement effecting such transaction for the redemption of our Series B preferred stock in cash in accordance with the designation of preferences for the Series B preferred stock.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

        Our certificate of incorporation, bylaws and the DGCL contain certain provisions that could discourage potential takeover attempts and make it more difficult for stockholders to change management or receive a premium for their shares.

        Delaware law.    We are subject to Section 203 of the DGCL, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. A "business combination" includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is defined to include any person that is:

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  the owner of 15% or more of the outstanding voting stock of the corporation;

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  an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; and

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  an affiliate or associate of the persons described in the foregoing bullet points.

However, the above provisions of Section 203 do not apply if:

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  the board of directors approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

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  after completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

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  on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

        Stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board.

        Charter and bylaw provisions.    Delaware law permits any Delaware corporation to classify its board of directors into as many as three (3) classes as equally as possible with staggered terms of office. After initial implementation of a classified board, one class will be elected at each annual meeting of the stockholders to serve for a term of one, two or three years (depending upon the number of classes into which directors are classified) or until their successors are elected and take office. Our certificate of incorporation and bylaws provide for a classified board of directors by dividing the board into three (3) classes, with no class having more than one director more than any other class. The stockholders of a Delaware corporation with a classified board of directors may remove a director only "for cause" unless the company's certificate of incorporation provides otherwise. Our bylaws restrict the removal of a director except "for cause."

Transfer Agent and Registrar

        The Transfer Agent and Registrar for Petrohawk's common stock is OTR, Inc. Its phone number is (503) 225-0375.

DESCRIPTION OF 2004 EMPLOYEE INCENTIVE PLAN

        General.    On July 15, 2004, our stockholders approved the 2004 Employee Incentive Plan. As originally approved by our stockholders, the plan provides that the aggregate number of shares of Incentive Stock, Restricted Stock and shares of common stock which may be issued under stock options granted under the plan shall not exceed 750,000 shares (subject to adjustment in the event of a recapitalization or other corporate action affecting the number of shares outstanding) and in addition, the aggregate number of shares of Incentive Stock and Restricted Stock which may be granted under the plan shall not exceed 375,000 (subject to adjustment in the event of a recapitalization or other corporate action affecting the number of shares outstanding).

        On November 29, 2004, PHAWK, the holder of a majority of our outstanding common stock, approved by written consent an amendment to our 2004 Employee Incentive Plan. The amendment to the plan will increase the number of shares of common stock issuable under the plan (including common stock options) to 2,750,000, and will increase the number of shares of Incentive Stock and Restricted Stock issuable under the plan to 1,375,000. The maximum number of shares that may be subject to stock options granted under the plan to an employee during any calendar year may not exceed 200,000 shares (subject to adjustment in the event of a recapitalization or other corporate action affecting the number of shares outstanding) and the maximum number of shares of Restricted Stock and Incentive Stock that may be issued to an employee during any calendar year may not exceed 100,000 shares (subject to adjustment in the event of a recapitalization or other corporate action affecting the number of shares outstanding). The shares with respect to which stock options, Restricted Stock and Incentive Stock may be granted are shares of common stock as presently constituted. The plan provides that if we recapitalize, reclassify our capital stock, or otherwise change our capital structure (a "recapitalization"), the number and class of shares of stock covered by a stock option theretofore granted shall be adjusted so that such option shall thereafter cover the number and class of shares of stock and securities to which the optionee would have been entitled pursuant to the terms of the recapitalization if, immediately prior to the recapitalization, the optionee had been the holder of record of the number of shares of stock then covered by such option.

        The 2004 Employee Incentive Plan provides that, upon a Corporate Change (hereafter defined), our Compensation Committee may accelerate the vesting of stock options, cancel stock options and make payments in respect thereof in cash, adjust the outstanding option as appropriate to reflect such Corporate Change, or provide that each option shall thereafter be exercisable for the number and class of securities or property that the optionee would have been entitled to had the option already been exercised. The plan provides that a "Corporate Change" occurs (a) if we are to be dissolved and liquidated, (b) if we are not the surviving entity in any merger, consolidation or other reorganization (or survive only as a subsidiary of an entity other than a previously wholly owned subsidiary of Petrohawk), (c) if we sell, lease or exchange all or substantially all of our assets, (d) if any person, entity or group acquires or gains ownership or control of more than 50% of our outstanding shares of voting stock or (e) if after a contested election of directors, the persons who were directors before such election cease to constitute a majority of the board.

        The board may terminate the 2004 Employee Incentive Plan with respect to any shares for which options, Restricted Stock or Incentive Stock have not theretofore been granted. The board may amend the plan; however, without stockholder approval the board may not: (i) make amendments which would materially increase the benefits accruing to participants under the plan, (ii) increase the aggregate number of shares which may be issued pursuant to the provisions of the plan, (iii) change the class of individuals eligible to receive options, Restricted Stock and Incentive Stock grants under the plan, or (iv) extend the term of the plan.

        Administration of the Plan.    Pursuant to the provisions of the plan, our board of directors has appointed the compensation committee to administer the plan. Our Compensation Committee consists of Messrs. David B. Miller, Daniel A. Rioux and Tucker S. Bridwell.

        Type of Grants Under the Plan.    We may grant to our employees Incentive Stock, Restricted Stock and options to purchase shares of our common stock. The Compensation Committee has the power to determine the terms upon which Restricted Stock, Incentive Stock and stock options will be granted, including the number of shares of Restricted Stock and Incentive Stock to issue, the restrictions applicable to such shares of Restricted Stock, including vesting requirements, and, with respect to stock options, the number of shares of common stock subject to each option, the exercisability and vesting requirements of each stock option, and the form of consideration payable upon the exercise of such stock option (i.e., whether cash or exchange of existing shares of our common stock in a cashless transaction or a combination thereof). The option price of shares of common stock issued under each stock option shall be equal to the fair market value of shares subject to the stock option on the date the stock option is granted. Stock options granted under the plan may be incentive stock options or non-statutory stock options.

        Eligibility of Participants, Term and Transferability.    Restricted Stock, Incentive Stock and stock options may be granted under the plan only to individuals who are employees of Petrohawk or its parent or subsidiary corporation at the time of grant. No incentive stock option shall be granted to an employee who owns or who would own immediately before the grant of such incentive stock option more than 10% of the total combined voting power of all classes of stock of Petrohawk or its parent or subsidiary corporation, unless (i) at the time such stock option is granted the option price is 110% of the fair market value of the shares granted on the date of the grant and (ii) such stock option by its terms is not exercisable after the expiration of five (5) years from the date of grant. The term of each stock option granted to other employees shall be not more than ten (10) years from the date of the grant. To the extent that the aggregate fair market value (determined at the time the respective incentive stock option is granted) of shares with respect to which incentive stock options are exercisable for the first time by an individual during any calendar year under all incentive stock option plans of Petrohawk and its parent and subsidiary corporations exceeds $100,000, such excess incentive stock options shall be treated as non-statutory stock options. Restricted Stock and stock options granted under the plan shall not be transferable other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order; provided, however, the compensation committee may, in its discretion, authorize all or a portion of the options to be granted on terms which permit transfer by the optionee to (i) the members of the optionee's immediate family, (ii) a trust or trusts for the exclusive benefit of such immediate family, or (iii) a partnership in which such members of such immediate family are the only partners, provided that there may be no consideration for any such transfer. The plan further provides that following any permitted transfer, the option shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer. Restricted Stock, Incentive Stock and the shares of common stock transferred to an optionee as a result of the exercise of an option shall be "restricted securities" under Rule 144 as promulgated under the 1933 Act and may only be resold or transferred in compliance with such rule and the registration requirements or an exemption from such requirements under the 1933 Act. The 2004 Employee Incentive Plan shall terminate and no further Restricted Stock, Incentive Stock or stock options shall be issued under the plan after June 2, 2014.

        Awards granted.    As of November 30, 2004, options representing approximately 717,500 shares of common stock have been awarded under the 2004 Employee Incentive Plan.

        Federal Income Tax Consequences.    We believe that under present federal income tax laws the following are the federal income tax consequences generally arising with respect to awards granted under the plan. The grant of Restricted Stock and Incentive Stock will cause the employee to recognize ordinary income measured by the difference between (i) the fair market value of the shares of Restricted Stock or Incentive Stock (as the case may be) received at the first time the rights of the employee in such Restricted or Incentive Stock are transferable or are not subject to a substantial risk of forfeiture and (ii) the amount paid by the employee for the Restricted Stock or Incentive Stock (if any), unless the employee elects to be taxed at the time of the award notwithstanding the restrictions (to minimize the tax payable in respect of the appreciation in the value of the stock from the time it is awarded until the restrictions lapse). We generally will be entitled to a deduction for the same amount at the time income is recognized by the employee.

        The grant of an option will ordinarily create no tax consequences for the employee or Petrohawk. Upon exercise of a non-statutory option, however, the employee will recognize ordinary income equal to the difference between the exercise price and the fair market value of the stock acquired on the date of exercise. When an employee exercises a non-statutory option, we generally will be entitled to a deduction for the amount recognized by the employee as ordinary income. The treatment to an employee of a subsequent disposition of shares acquired upon the exercise of a non-statutory depends on how long the shares have been held. Generally, there will be no tax consequences to Petrohawk in connection with a disposition of shares acquired under a non-statutory option.

        Upon the exercise of an incentive stock option, the employee will not recognize ordinary income and we will not be entitled to a deduction. An employee will recognize income only upon the disposition of the shares acquired upon the exercise of an incentive option. The tax treatment to an employee upon disposition of the stock acquired under an incentive stock option depends on whether or not the stock is disposed of within the statutorily required holding period for such stock (two years from the date of the incentive stock option grant or one year from the date on which the stock was transferred) upon the exercise of the incentive stock option.

        The foregoing provides only a very general description of the application of federal income tax laws to awards under the 2004 Employee Incentive Plan. The summary does not address the effects of foreign, state and local tax laws.

 SELLING STOCKHOLDERS

        The shares of our common stock covered by this prospectus are being offered by the selling stockholders listed in the table below. In November 2004, we issued and sold 2,580,645 shares of Series B preferred stock, which are convertible into 25,806,450 shares of common stock, in a private placement to qualified institutional buyers. In May 2004, we issued and sold, in part, 2,500,000 shares of common stock to PHAWK, LLC. Selling stockholders selling common stock issued upon conversion of the Series B preferred stock, acquired such stock from qualified institutional buyers or from subsequent holders in transactions exempt from registration under the Securities Act, or from the Company, through conversion of their previously acquired preferred stock.

        This prospectus covers sales, by the named selling stockholders, of shares of common stock covered by this prospectus. This prospectus will not cover subsequent sales of common stock purchased from a selling stockholder named in this prospectus.

        No offer or sale under this prospectus may be made by a stockholder unless that holder is listed in the table below, in a supplement to this prospectus or in an amendment to the related registration statement that has become effective. We will supplement or amend this prospectus to include additional selling stockholders upon request and upon provision of all required information to us, subject to the terms of the Registration Rights Agreement dated as of November 23, 2004, between us and the placement agent and the Registration Rights Agreement dated as of May 25, 2004, between us and PHAWK.

        The following table sets forth the name of each selling stockholder, the nature of any position, office, or other material relationship which the selling stockholder has had, within the past three years, with us or with any of our predecessors or affiliates, the amount of shares of our common stock beneficially owned by such stockholder prior to the offering, the amount being offered for the stockholder's account and the amount to be owned by such stockholder after completion of the offering.

        We prepared the table based on information supplied to us by the selling stockholders. We have not sought to verify such information. Additionally, some or all of the selling stockholders may have sold or transferred some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act since the date on which the information in the table was provided to us. Other information about the selling stockholders may also change over time.

Name	Number of Shares of Common Stock Beneficially Owned Prior to the Offering(1)(2)	Number of Shares of Common Stock Being Offered Hereby(1)	Number of Shares of Common Stock Beneficially Owned After Completion of the Offering(2)	Percentage of Shares of Common Stock Beneficially Owned After Completion of the Offering(2)
Alexandra Global Master Fund Ltd.(3)	350,000	350,000	—	*
Alpha US Sub Fund LLC(7)	63,590	63,590	—	*
Allied Funding, Inc.(4)	30,000	30,000	—	*
Aquarius Private Venture Fund, Inc.(5)	10,000	10,000	—	*
Ardsley Offshore Fund, Ltd.(6)	250,000	250,000	—	*
Ardsley Partners Fund II, LP(6)	170,000	170,000	—	*
Ardsley Partners Institutional Fund LP(6)	80,000	80,000	—	*
Axia Partners LP(7)	90,200	90,200	—	*
Axia Partners Qualified LP(7)	358,890	358,890	—	*
Axia Offshore Partners LTD(7)	197,010	197,010	—	*
BBT Fund LP(8)	880,000	880,000	—	*
Basso Multi-Strategy Holding Fund Ltd.(9)	40,000	40,000	—	*
Bel Air Opportunistic Fund I, LP(10)	223,000	223,000	—	*
Bonanza Master Fund, Ltd.(11)	250,000	250,000	—	*

Calm Waters Partnership(12)	509,000		500,000	9,000	*
CastleRock Partners, L.P.(13)	550,000		550,000	—	*
Caxton International Limited(14)	1,150,000		1,150,000	—	*
Chestnut Ridge Partners LP(15)	50,000		50,000	—	*
Concentrated Alpha Partners L.P.(16)	220,000		220,000	—	*
Context Convertible Arbitrage Fund, LP(17)	79,000		79,000	—	*
Context Convertible Arbitrage Offshore, Ltd.(17)	221,000		221,000	—	*
Cottonwood Capital Group, Inc.(18)	40,000		40,000	—	*
Deephaven Growth Opportunities Trading Ltd.(19)	442,500		442,500	—	*
Deephaven Event Trading Ltd.(19)	270,000		270,000	—	*
Delta Pleiades LP(20)	55,800		27,000	28,800	*
Delta Institutional LP(20)	308,850		160,000	148,850	*
Delta Onshore LP(20)	58,450		29,000	29,450	*
Delta Offshore Ltd.(20)	349,850		184,000	165,850	*
Drake Associates L.P.(21)	30,000		30,000	—	*
Dreman Value Management, LLC(22)	550,000		550,000	—	*
The Frost National Bank FBO Investment TR No. W00740100(23)	100,000		100,000	—	*
The Frost National Bank FBO BFS US Special Opportunities TR(23)	100,000		100,000	—	*
GLG Investments PLC: Sub Fund GLG North American Equity Fund(24)	13,550		13,550	—	*
GLG North American Opportunity Fund(24)	180,000		180,000	—	*
Global Capital LTD(25)	20,000		20,000	—	*
Global Natural Resources III(26)	513,900		513,900	—	*
Gracie Capital L.P.(27)	500,000		500,000	—	*
Guggenheim Portfolio Co XXXV(28)	37,500		37,500	—	*
HCM Energy Holdings LLC(29)	129,030		129,030	—	*
HedgEnergy Master Fund, L.P.(30)	293,395		258,060	35,335	*
Investors of America, L.P.(31)	1,000,000		1,000,000	—	*
JMG Capital Partners, L.P.(32)	100,000		100,000	—	*
JMG Triton Offshore Fund, Ltd.(33)	100,000		100,000	—	*
Liongate Capital(34)	65,000		65,000	—	*
North Sound Legacy Institutional Fund LLP(35)	644,000		644,000	—	*
North Sound Legacy Fund LLC(35)	46,000		46,000	—	*
North Sound Legacy(35)	1,610,000		1,610,000	—	*
The Ospraie Portfolio Ltd.(36)	2,750,000		2,750,000	—	*
Pacific Credit Corp.(37)	27,000		27,000	—	*
PHAWK, LLC(38)	12,575,757	(39)	2,500,000	10,075,757	23%
Placer Creek Investors (Bermuda) L.P.(40)	111,500		111,500	—	*
Placer Creek Partners, L.P.(40)	176,500		176,500	—	*
Prism Offshore Fund, Ltd.(41)	446,000		446,000	—	*
Prism Partners, L.P.(41)	404,000		404,000	—	*
RNR II LP(42)	1,000,000		1,000,000	—	*
Ridgecrest Partners QP LP(43)	100,000		100,000	—	*
Rockbay Capital Offshore Fund, Ltd.(44)	906,950		906,950	—	*
Rockbay Capital Institutional Fund, L.L.C.(44)	383,370		383,370	—	*
Seneca Capital LP(45)	369,000		369,000	—	*
Seneca Capital International(45)	781,000		781,000	—	*
SF Capital Partners Ltd.(46)	400,000		400,000	—	*
Spindrift Investors (Bermuda) LP(47)	1,202,100		1,202,100	—	*
Spindrift Partners LP(47)	996,000		996,000	—	*
Strome Hedgecap LTD(48)	400,800		400,800	—	*
Strong Capital Management(49)	84,000		84,000	—	*

Strong Small/Mid Cap Value Fund(49)	12,000	12,000	—	*
Strong MultiCap Value Fund(49)	164,000	164,000	—	*
Strong MultiCap Value Fund II(49)	20,000	20,000	—	*
Strong Small Cap Value Fund(49)	1,720,000	1,720,000	—	*
United Capital Management(50)	100,000	100,000	—	*
WS Opportunity Fund International, Ltd.(51)	47,000	47,000	—	*
WS Opportunity Fund LP(51)	35,000	35,000	—	*
WS Opportunity Fund (QP) LP(51)	43,000	43,000	—	*
Walker Smith Capital, L.P.(51)	10,500	10,500	—	*
Walker Smith Capital (QP), L.P.(51)	49,500	49,500	—	*
Walker Smith International Fund, Ltd.(51)	65,000	65,000	—	*
William K. Warren Foundation(52)	90,000	90,000	—	*

*
Less than 1%.

(1)
Includes common stock issuable upon conversion of Petrohawk's Series B 8% Automatically Convertible Preferred Stock at a conversion rate of 10 shares of common stock per share of preferred stock.

(2)
Ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

(3)
Alexandra Investment Management, LLC, is the investment advisor to this selling stockholder. Mikhail A. Filimonov and Dimitri Sogoloff are the managing members of the investment advisor and as such may be deemed to have investment power and voting control over the shares held by this selling stockholder.

(4)
Ken Perry is the President of Allied Funding, Inc. and has voting and investment authority of the shares held by this selling stockholder.

(5)
Steve Vinnik has sole voting and investment control over the shares held by this selling stockholder.

(6)
Philip J. Hemplemen has voting and investment authority of the shares held by this selling stockholder.

(7)
Raymond Garea is the Chief Executive Officer of Axia Capital Management, LLC, which is the general partner of Axia Partners LP, Axia Partners Qualified LP, and Axia Offshore Partners LTD. and the managing member of Alpha US Sub Fund LLC. By virtue of his position with Axia Capital Management, LLC, Mr. Garea exercises investment power and voting control over the shares held by these selling stockholders.

(8)
BBT Genpar, L.P. is the general partner of BBT Fund, L.P., and BBT-FW, Inc., is the general partner of BBT Genpar, L.P. Sid R. Bass exercises voting and investment authority of the shares held by this selling stockholder.

(9)
Basso Asset Management, L.P. ("Basso") is the Investment Manager to Basso Multi-Strategy Holding Fund Ltd. Howard I. Fischer is a managing member of Basso GP, LLC, the general partner of Basso, and as such has investment power and voting control over the shares held by this selling stockholder. Mr. Fischer disclaims beneficial ownership of these securities.

(10)
The investment advisor to Bel Air Opportunistic Fund I, LP is Bel Air Investment Advisors, LLC. Michael W. Powers is the Managing Director of both entities and has sole voting and investment authority of the shares held by this selling stockholder. Bel Air Opportunistic Fund I, LP is an affiliate of State Street Global Markets, LLC, a registered broker/dealer.

(11)
Bernay Box is the Managing Partner of Bonanza Master Fund, Ltd. and has investment power and voting control over the shares held by this selling stockholder.

(12)
Richard S. Strong and Donna L. Strong have investment power and voting control over the shares held by this selling stockholder.

(13)
Paul P. Tanico and Ellen H. Adams are the Managing Members and Maria Lamari Burden is the Chief Financial Officer of the general partner of CastleRock Partners, L.P. These individuals have investment power and voting control over the shares held by CastleRock Partners, L.P.

(14)
Emil Dabora, is the portfolio manager at Caxton Associates, L.L.C., which is the registered investment advisor to Caxton International Limited, and as such, Mr. Dabora is deemed to have voting and investment control over the shares held by this selling stockholder. Caxton International Limited is an affiliate of Caxton Associates, L.L.C., a registered broker/dealer.

(15)
Eli Katz has investment power and voting control over the shares held by this selling stockholder.

(16)
CAP Genpar, L.P. is the general partner of Concentrated Alpha Partners, L.P., and CAP-FW, Inc., is the general partner of CAP Genpar, L.P. Sid R. Bass exercises voting and investment authority of the shares held by this selling stockholder.

(17)
Michael Rosen and Bill Fertig exercise voting and investment authority over the shares held by this selling stockholder.

(18)
Andrew Weiss has voting and investment authority over the shares held by this selling stockholder.

(19)
Frank Strezo and Matthew Halbower have voting and investment authority over the shares held by this selling stockholder. This selling stockholder is an affiliate of Deephaven Market Neutral Trading LP, Knight Securities LP, and Knight Equity Markets LLC, each of which is a registered broker/dealer.

(20)
Remy Trafelet is the Managing Director of Trafelet & Co., LLC, which is the investment manager of these selling stockholders, and Mr. Trafelet has voting and investment authority over the shares held by these selling stockholders.

(21)
Alexander W. Rutherfurd is the Portfolio Manager of Drake Asset Management LLC, G.P., which is the general partner of Drake Associates L.P., and Mr. Rutherfurd has voting and investment authority over the shares held by this selling stockholder.

(22)
Nelson Woodard, the Managing Director of Dreman Value Management LLC, has voting and investment authority over the shares held by this selling stockholder.

(23)
RENN Capital Group is the investment manager of this selling stockholder and shares with the selling stockholder voting and investment authority over the shares held by this selling stockholder. Russell Cleveland is the President of RENN Capital Group.

(24)
Noam Gottesman has voting and investment control over the shares held by GLG Investments PLC: Sub Fund GLG North American Equity Fund and GLG North American Opportunity Fund.

(25)
Brandon R. Perry has sole voting and investment control over the shares held by this selling stockholder.

(26)
Global Natural Resources III shares voting and investment authority with respect to the shares with its registered investment advisor, Wellington Management Company, LLP.

(27)
Daniel Nir, the Managing Member of P&S Capital Partners, LLC, the general partner of Gracie Capital L.P. has voting and investment authority over the shares held by this selling stockholder.

(28)
Frank Strezo and Matthew Halbower have voting and investment authority over the shares held by this selling stockholder. This selling stockholder is an affiliate of Deephaven Market Neutral Trading LP, Knight Securities LP, and Knight Equity Markets LLC, each of which is a registered broker/dealer.

(29)
Peter H. Huizenga is the Manager of HCM Energy Holdings, LLC and has voting and investment authority over the shares held by this selling stockholder. Five of the members of HCM Energy Holdings, LLC are shareholders of a corporation that owns 7.78% of Castle Creek Financial, LLC, a registered broker/dealer. None of the HCM Energy Holdings, LLC members have management or investing authority for Castle Creek Financial, LLC.

(30)
Lee P. Moncrief is the Chief Executive Officer of Moncrief Willingham Energy Advisers, L.P, which is the investment adviser of HedgEnergy Master Fund, L.P, and Mr. Moncrief has the ultimate voting and investment authority over the shares held by this selling stockholder.

(31)
James F. Dierberg has voting and investment authority over the shares held by this selling stockholder.

(32)
JMG Capital Partners, L.P. ("JMG Partners") is a California limited partnership. Its general partner is JMB Capital Management, LLC (the "Manager"), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission. The Manager has voting and dispositive power over JMG Partners' investments, including the shares included herein. The equity interests of the Manager are owned by JMG Capital Management, Inc. ("JMG Capital"), a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners' portfolio holdings.

(33)
JMG Triton Offshore Fund, Ltd. (the "Fund") is an international business company under the laws of the British Virgin Islands. The Fund's investment manager is Pacific Assets Management, LLC, a Delaware limited liability company (the "Manager"). The Manager is an investment adviser registered with the Securities and Exchange Commission and has voting and dispositive power over the Fund's investments, including the shares included herein. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a Delaware company ("Pacific") and Asset Alliance Holding Corp., a Delaware company. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser, and Daniel A. David, and Messrs. Glaser and Richter have sole investment discretion over the Fund's portfolio holdings.

(34)
Kenneth Ricicel is the President of Liongate Capital and has voting and investment authority over the shares held by this selling stockholder.

(35)
The ultimate managing member of North Sound Capital LLC is Thomas McAuley. North Sound Capital LLC may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Fund LLC and North Sound Legacy Institutional Fund and the investment advisor of North Sound Legacy International Ltd (collectively, the "Funds"), which are the selling stockholders. As the managing member or investment advisor, respectively, of the Funds, North Sound Capital LLC and Mr. McAuley have voting and investment control with respect to the shares held by the Funds.

(36)
The investment advisor to The Ospraie Portfolio Ltd. is The Ospraie Management, LP. Dwight Anderson is the portfolio manager and has voting and investment authority over the shares held by this selling stockholder.

(37)
The investment advisor to Pacific Credit Corp. is Bel Air Investment Advisors, LLC. Michael W. Powers is the Managing Director of both entities and has sole voting and investment authority over the shares held by this selling stockholder.

(38)
In May 2004, PHAWK, LLC (formerly known as Petrohawk Energy, LLC), which is owned by affiliates of EnCap Investments, L.P., Liberty Energy Holdings, LLC, Floyd C. Wilson and other members of our management, purchased a controlling interest in us. Floyd C. Wilson, the President and Chief Executive officer of PHAWK, LLC and Petrohawk Energy Corporation, has voting and investment control over the shares held by this selling stockholder.

(39)
Includes 7,575,757 shares of common stock and warrants to purchase 5,000,000 shares of common stock exercisable within 60 days after the date hereof, and excludes 8,750,000 shares of common stock issuable upon the exercise of rights associated with a convertible promissory note.

(40)
Both Placer Creek Investors (Bermuda) L.P. and Placer Creek Partners, L.P. share voting and investment authority with respect to the shares with its registered investment advisor, Wellington Management Company, LLP.

(41)
Delta Partners, LLC, the investment manager for Prism Partners, L.P. and Prism Offshore Fund, Ltd. has authority to dispose or direct the disposition of or control the investment of these shares. Delta Advisors, LLC, the general partner shares this power. Christopher Argyrople and Charles Jobson are the Managing Members of Delta Partners, LLC and Delta Advisors, LLC and ultimately have voting and investment control with respect to the shares held by these selling stockholders.

(42)
W. Russell Ramsey has voting and investment authority over the shares held by this selling stockholder.

(43)
Sanford B. Prater has sole voting and investment control over the shares held by this selling stockholder.

(44)
Atul Khanna and Jonathan Baron have voting and investment control with respect to the shares held by the selling stockholders. Rockbay Capital Advisors, Inc. is the General Partner of Rockbay Capital Management, L.P., which is the Investment Manager of Rockbay Capital Offshore Fund, Ltd. and Rockbay Capital Institutional Fund, L.L.C.

(45)
Doug Hirsch is the managing member of the investment adviser of Seneca Capital International Ltd. and is the managing member of the general partner of Seneca Capital LP. Mr. Hirsch has voting and investment authority over the shares held by these selling stockholders.

(46)
Michael A. Roth and Brian J. Stark have voting and investment authority over the shares held by this selling stockholder. SF Capital Partners Ltd. is an affiliate of two registered broker/dealers, Reliant Trading and Shepherd Trading Limited.

(47)
Both Spindrift Partners, L.P. and Spindrift Investors (Bermuda) L.P. share voting and investment authority with respect to the shares with its registered investment advisor, Wellington Management Company, LLP.

(48)
Strome Investment Management, LP is the registered investment adviser for Strome Hedgecap Ltd. Mark Strome has ultimate voting and investment authority over the shares held by Strome Hedgecap Ltd. Strome Securities, LP, a registered broker/dealer, has common ownership with Strom Investment Management, LP.

(49)
I. Charles Rinaldi is the portfolio manager of Strong Capital Management, Inc., which is the registered investment advisor to each of Small/Mid Cap Value Fund, Strong MultiCap Value Fund, Strong MultiCap Value Fund II and Strong Small Cap Value Fund, and as such is deemed to have voting and investment control over the shares held by these selling stockholders. Each of the selling stockholders is an affiliate of Strong Investments, Inc., a registered broker-dealer.

(50)
James A. Lustig is a Principal of United Capital Management, Inc., and has voting and investment authority of the shares held by this selling stockholder.

(51)
Reid S. Walker and G. Stacy Smith are the control persons with respect to investment discretion for Walker Smith International Fund, Ltd., Walker Smith Capital (QP), L.P., and Walker Smith Capital, L.P. Reid S. Walker, G. Stacy Smith, and Patrick P. Walker are the control persons with respect to investment discretion for WS Opportunity Fund International, Ltd., WS Opportunity Fund (QP), L.P., and WS Opportunity Fund, L.P.

(52)
Mark Buntz has sole voting and investment control over the shares held by this selling stockholder.

27

PLAN OF DISTRIBUTION

        Our common stock is being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the common stock covered by this prospectus.

        We will not receive any of the proceeds from the offering of the common stock by the selling stockholders. A number of our stockholders, including PHAWK and substantially all of our executive officers and all of our directors, have entered into lock-up agreements under which they have agreed not to offer or sell in excess of 2.5 million shares of common stock or similar securities until March 23, 2005 without the prior written consent of the placement agent. However, the placement agent may at any time, in its sole discretion, waive the terms of these lock-up agreements.

        We have been advised by the selling stockholders that the selling stockholders may sell, other than those securities covered by the lock-up agreements, all or a portion of the common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling stockholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling stockholders may from time to time offer the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling stockholders and the purchasers of the common stock for whom they may act as agent. The aggregate proceeds to the selling stockholders from the sale of the common stock offering by them hereby will be the purchase price of such common stock less discounts and commissions, if any.

        The common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with sales of our common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholder may also sell our common stock short and deliver our common stock to close out short positions, or loan or pledge our common stock to broker-dealers or others that in turn may sell such securities. The selling stockholder may pledge or grant a security interest in some or all of our common stock owned by it and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus. The selling stockholder also may transfer and donate or shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling stockholder for purposes of the prospectus. The selling stockholder may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such short sales. In addition, any shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or such other available exemption.

        At the time a particular offering of shares of our common stock covered by this prospectus is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate number of shares of our common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

        Our outstanding common stock is quoted on the Nasdaq National Market under the symbol "HAWK."

        Selling stockholders and any underwriters, dealers, brokers or agents who participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profits on the sale of the common stock by them and any discounts, commissioners or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

        The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the common stock by the selling stockholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

        We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (a) two years following the effective date of the registration statement to which this prospectus is a part of, (b) the sale pursuant to the shelf registration statement of all the shares of common stock covered by this prospectus, (c) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions, and (c) the date all common stock covered by this prospectus cease to be outstanding.

LEGAL MATTERS

        The validity of the issuance of the common stock covered by this prospectus has been passed upon for us by Thompson & Knight LLP.

EXPERTS

        The consolidated financial statements of Petrohawk Energy Corporation at December 31, 2003 and for the year then ended, appearing in Petrohawk Energy Corporation's Annual Report (Form 10-K/A) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Petrohawk Energy Corporation, incorporated in this prospectus by reference to the annual report on Form 10-K, as amended, of Petrohawk Energy Corporation as of December 31, 2002 and for the year ended December 31, 2002, have been so incorporated in reliance on the report of Hein & Associates LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The combined financial statements of Wynn-Crosby Energy, Inc. and its Affiliated Partnerships as of December 31, 2003, and for each of the years in the three-year period ended December 31, 2003, have been incorporated in this prospectus in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 combined financial statements refers to a change in the method of accounting for abandonment obligations in accordance with Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" as of January 1, 2003, and a change in the method of accounting for derivative instruments in accordance with Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" as of January 1, 2001.

        Certain estimates of proved oil and gas reserves for Petrohawk Energy Corporation and Wynn-Crosby Energy, Inc and its Affiliated Partnerships referred to and incorporated by reference herein were based in part upon engineering reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers. These estimates are included and incorporated herein in reliance on the authority of each such firm as experts in such matters.

APPOINTMENT OF NEW AUDITORS

        On July 20, 2004, Petrohawk Energy Corporation appointed Deloitte & Touche LLP as independent registered public accounting firm to perform the audit of the Company's financial statements for the fiscal year ending December 31, 2004. Deloitte & Touche LLP has not audited the financial statements of the Company for any period.

WHERE YOU CAN FIND MORE INFORMATION

        Our SEC filings are available to the public over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition, through our website, www.petrohawk.com, you can access electronic copies of documents we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning Shane M. Bayless, Vice President, Chief Financial Officer and Treasurer, at our principal executive office, which is:

                Petrohawk Energy Corporation
                1100 Louisiana, Suite 4400
                Houston, Texas 77002
                Phone (832) 204-2700
                 investors@petrohawk.com

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

  •
  our annual report on Form 10-K, as amended on April 20, 2004, for the fiscal year ended December 31, 2003;

  •
  our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2004;

  •
  our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2004;

  •
  our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2004;

  •
  our current reports on Form 8-K filed on May 25, 2004, July 16, 2004, July 20, 2004, July 27, 2004, August 18, 2004, September 20, 2004, October 13, 2004, October 21, 2004, November 2, 2004 and November 24, 2004 and our Form 8-K/A filed on December 1, 2004 (excluding any information furnished pursuant to Item 9 or 7.01 or Item 12 or 2.02 of any such Current Reports on Form 8-K).

        All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

FORWARD-LOOKING STATEMENTS

        Included and incorporated by reference in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. The words "should," "believe," "intend," "expect," "anticipate," "project," "estimate," "predict," "plan" and similar expressions are also intended to identify forward-looking statements.

        These forward-looking statements include, but are not limited to, statements regarding:

  •
  estimates of proved reserve quantities and net present values of those reserves;

  •
  estimates of probable and possible reserve quantities;

  •
  reserve potential;

  •
  business strategy;

  •
  estimates of future commodity prices;

  •
  amounts and types of capital expenditures and operating expenses;

  •
  expansion and growth of our business and operations;

  •
  expansion and development trends of the oil and natural gas industry;

  •
  production of oil and natural gas reserves;

  •
  exploration prospects;

  •
  wells to be drilled, and drilling results;

  •
  operating results and working capital; and

  •
  future methods and types of financing.

        Such forward-looking statements involve assumptions and are subject to known and unknown risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Although we believe that the assumptions reflected in such forward-looking statements are reasonable, we can give no assurance that such assumptions will prove to have been correct. You should read the section entitled "Risk Factors" for a discussion of some of the factors that may affect these assumptions. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update them.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The expenses of this offering (all of which are to be paid by the registrant) are estimated to be as follows:

Securities and Exchange Commission registration fee	$31,000
Legal fees and expenses	25,000
Accounting fees and expenses	15,000
Engineering fees and expenses	5,000
Printing expenses	25,000
Miscellaneous	10,000
TOTAL	$111,000

Item 15. Indemnification Of Officers And Directors

        Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law ("DGCL") relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL relating to unlawful stock repurchases or dividends; and

  •
  for any transaction from which the director derives an improper personal benefit.

        These provisions do not limit or eliminate our rights or those of any stockholder to seek nonmonetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

        Our certificate of incorporation and bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and also provide that we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

        Section 145 of the DGCL, inter alia, authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, because such person is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses, including attorneys' fees, actually and reasonably incurred in defense or settlement of any such pending, completed or threatened action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that, unless a court of competent jurisdiction otherwise provides, such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him. We maintain policies insuring our and our subsidiaries' officers and directors against specified liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933.

        We have entered into separate indemnification agreements with our directors and officers that may, in some cases, be broader than the specific indemnification provisions contained in our certificate of incorporation, bylaws or the DGCL. The indemnification agreements may require us, among other things, to indemnify our officers and directors against certain liabilities, other than liabilities arising from willful misconduct, that may arise by reason of their status or service as directors or officers. We believe that these indemnification arrangements are necessary to attract and retain qualified individuals to serve as directors and officers.

Item 16. Exhibits And Financial Statement Schedules

(a)
Exhibits.

        The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

Exhibit No.	Description
2.1	Agreement and Plan of Merger between Beta Oil & Gas, Inc. and Petrohawk Energy Corporation (Form of Agreement and Plan of Merger between Beta Oil & Gas, Inc. and Petrohawk Energy Corporation was attached as Appendix F to the Company's Definitive Proxy Statement filed June 23, 2004, and is incorporated herein by reference);
2.2	Agreement and Plan of Merger among Petrohawk Energy Corporation, Wynn-Crosby Energy, Inc., Ronald W. Crosby, and Paige L. Crosby dated October 13, 2004, incorporated by reference to Exhibit 2.1 to the Company's Current report on Form 8-K filed on November 24, 2004.
2.3	Agreement and Plan of Merger among Petrohawk Energy Corporation, Wynn-Crosby Energy, Inc., Wynn-Crosby 1994, Ltd., Wynn-Crosby 1995, Ltd., Wynn-Crosby 1996, Ltd., Wynn-Crosby 1997, Ltd., Wynn-Crosby 1998, Ltd., Wynn-Crosby 1999, Ltd., Wynn-Crosby 2000, Ltd, Wynn-Crosby 2002, Ltd., WCOG Properties, Ltd., Kara Nicole Limited, Kristen Lee Limited, Eric Wynn Limited, Christopher David Limited, Paige Lee Limited, Bernadien Wynn Limited, Roger Lee Limited, and George Heaps Limited, and Ronald W. Cosby, dated October 13, 2004, incorporated by reference to Exhibit 2.2 to the Company's Current report on Form 8-K filed on November 24, 2004.
2.4	Amendment to Agreement and Plan of Mergers among Petrohawk Energy Corporation, Wynn-Crosby Energy, Inc., Wynn-Crosby 1994, Ltd., Wynn-Crosby 1995, Ltd., Wynn-Crosby 1996, Ltd., Wynn-Crosby 1997, Ltd., Wynn-Crosby 1998, Ltd., Wynn-Crosby 1999, Ltd., Wynn-Crosby 2000, Ltd, Wynn-Crosby 2002, Ltd., WCOG Properties, Ltd., Kara Nicole Limited, Kristen Lee Limited, Eric Wynn Limited, Christopher David Limited, Paige Lee Limited, Bernadien Wynn Limited, Roger Lee Limited, and George Heaps Limited, and Ronald W. Cosby, dated October 26, 2004, incorporated by reference to Exhibit 2.2 to the Company's Current report on Form 8-K filed on November 24, 2004.
4.1	Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to the Form S-8 that the Company filed on July 29, 2004.
4.2	Certificate of Amendment to Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to the Company's Current report on Form 8-K filed on November 24, 2004.

4.3	Amended and Restated Bylaws of Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed November 15, 2004.
4.4	Form of Warrant Agreement covering warrants issued to employees as employment inducements, incorporated by reference to Exhibit 4.1 of Beta's Annual Report for the year ended December 31, 2003 Form 10-K filed on March 26, 2004.
4.5	Warrant Agreement between Beta and Brookstreet Securities dated July 30, 1999, incorporated by reference to Exhibit 4.1 of Beta's Annual Report for the year ended December 31, 2003 Form 10-K filed on March 26, 2004.
4.6	Form of Warrant Agreement with suppliers, service providers, and other third parties, incorporated by reference to Exhibit 4.1 of Beta's Annual Report for the year ended December 31, 2003 Form 10-K filed on March 26, 2004.
4.7	Certificate of Designation of Beta Oil & Gas, Inc.'s 8% Cumulative Convertible Preferred Stock, incorporated by reference to Exhibit 3.1 of Beta's Form 8-K filed on July 3, 2001.
4.8	Certificate of Designation Preferences, Rights and Limitations of Series B 8% Automatically Convertible Preferred Stock of Petrohawk Energy Corporation, incorporated by reference to Exhibit 10.4 of Registrant's Form 8-K filed on November 24, 2004.
4.9	Registration Rights Agreement, dated November 23, 2004, between Registrant and Friedman, Billings, Ramsey & Co., Inc., for the benefit of the holders of series B preferred stock, incorporated by reference to Exhibit 10.5 of Registrant's Form 8-K filed on November 24, 2004.
4.10	Warrant Agreement between Beta and its preferred shareholders, including Warrant Certificates A and B, incorporated by reference to Exhibit 4.1 of Beta's Form 8-K filed on July 3, 2001.
4.11*	Registration Rights Agreement, dated May 25, 2004, between Registrant and PHAWK LLC
5.1*	Opinion of Thompson & Knight LLP
23.1*	Consent of Ernst & Young, LLP
23.2*	Consent of Hein & Associates LLP
23.3*	Consent of KPMG LLP
23.4*	Consent of Netherland, Sewell & Associates, Inc.
23.5*	Consent of Thompson & Knight LLP (included in Exhibit 5.1)
24	Power of Attorney (included in the signature page of this Registration Statement)

*
Previously filed with Form S-3 on December 1, 2004.

Item 17. Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The registrant hereby undertakes

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (a)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (b)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (c)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on December 29, 2004.

PETROHAWK ENERGY CORPORATION
By:	/s/ FLOYD C. WILSON
Name:	Floyd C. Wilson
Title:	President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date

/s/ FLOYD C. WILSON Floyd C. Wilson	Chairman of the Board President, Chief Executive Officer (Principal Executive Officer)	December 29, 2004
/s/ SHANE M. BAYLESS Shane M. Bayless	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	December 29, 2004
* Robert C. Stone, Jr.	Director	December 29, 2004
* David B. Miller	Director	December 29, 2004
* D. Martin Phillips	Director	December 29, 2004
* Tucker S. Bridwell	Director	December 29, 2004
* James L. Irish III	Director	December 29, 2004
* Daniel A. Rioux	Director	December 29, 2004
*	/s/ FLOYD C. WILSON Attorney in fact